Exhibit 99.1

ELBIT IMAGING LTD. ANNOUNCES FIRST QUARTER RESULTS FOR 2010

Tel Aviv, Israel, May 31, 2010, Elbit Imaging Ltd. (“EI”) (TASE, NASDAQ: EMITF) announced today its results for the first quarter of 2010.

Loss for the first quarter of 2010 attributable to the equity holders of the company amounted to NIS 136 million (loss including minority interest totaled to NIS 170 million), as compared to gain attributable to the equity holders of the Company in the amount of NIS 21 million (gain including the minority interest totaled to NIS 9 million) in the corresponding quarter of 2009.

Company’s shareholder's equity, as of March 31, 2010 amounted NIS 1.8 billion, compared with NIS 2.1 billion as of December 31, 2009.

Our presentation to the consolidated financial statements for the first quarter of 2010 is available through our website at: www.elbitimaging.com under: “Investor Relations - Company Presentations (03/2010).”

Dudi Machluf, Chief Executive Officer (Co-CEO), commented:

During the past quarter we executed our first significant transaction in the field of commercial centers in the United States. We invested in the Australian MDT publicly traded trust, with the right to appoint at least one half of our representatives on its board of directors and a purchase of 50% stake of its management company.  MDT holds and manages 78 commercial centers across the United States, particularly open-air community centers – with a total area of 1.2 million square meters.  This is indeed a complex transaction which has not yet been completed.  Only after the completion of the right offering by MDT, which we committed to underwrite, will the actual scope of the transaction determined.  MDT will constitute a yielding arm and will serve as a platform for additional transactions in the field of commercial centers in the United States.

Approximately one week ago, our subsidiary, Plaza Centers, opened an additional commercial center in Poland.  It is the 30th shopping mall built by Plaza Centers of which 26 commercial centers have already been sold. Plaza Centers is currently negotiating financing lines for two additional commercial centers, one in Serbia and the other in Poland, and expects to commence construction and development once the financing loans are secured.

Our wholly owned Subsidiary, Elbit Medical Ltd  recently filed a Prospectus for the proposed initial public offering ("IPO")  of its shares to the public in Israel. Elbit Medical  consists of our group’s bio-tech and medical holdings. We are presently waiting for stable market conditions in order to move forward with the IPO.

The quarter's results were mainly affected by the lack of realized trading property, as we continue to manage and operate our real estate assets in anticipation of the prevailing  market conditions, which will allow us to realize them at an appropriate price.  The results were further influenced by the increase of non-cash financial expenses, mainly due to the revaluation of Plaza Centers notes and by the revaluation of the New Israeli Shekel vis-à-vis the Euro, which also affected Company's balance due to Plaza Centers' activity in Euros.

ELBIT IMAGING LTD.
CONSOLIDATED BALANCE SHEETS

	March 31, 2010	December 31, 2009	March 31, 2010
			Convenience
			translation
	(in thousand NIS)		US$'000

Current Assets
Cash and cash equivalents	1,672,590	1,508,301	450,467
Short-term deposits and investments	552,331	563,719	148,756
Trade accounts receivable	51,666	45,049	13,915
Other receivable	89,794	119,890	24,184
Prepayments and other assets	308,275	335,206	83,026
Inventories	51,510	45,494	13,873
Trading property	4,064,367	4,157,610	1,094,632
	6,790,533	6,775,269	1,828,853
Assets related to discontinued operation	2,244	2,250	605

	6,792,777	6,777,519	1,829,458

Non-Current Assets
Deposits, loans and other long-term balances	566,193	625,695	152,489
Investments in associates	40,152	41,597	10,814
Property, plant and equipment	1,666,102	(*) 1,787,720	448,721
Investment property	76,593	80,487	20,628
Other assets and deferred expenses	24,820	(*) 22,291	6,685
Intangible assets	51,834	53,486	13,961
	2,425,694	2,611,276	653,298

	9,218,471	9,388,795	2,482,756

Current Liabilities
Short-term credits	2,038,520	2,218,964	549,022
Suppliers and service providers	223,954	199,566	60,316
Payables and other credit balances	266,894	201,450	71,881
Other liabilities	113,749	117,965	30,635
	2,643,117	2,737,945	711,854
Liabilities related to discontinued operation	18,337	18,630	4,939

	2,661,454	2,756,575	716,793

Non-Current liabilities
Borrowings	4,682,819	(*) 4,347,333	1,261,196
Other financial liabilities	29,032	96,686	7,819
Other liabilities	17,669	17,450	4,759
Deferred taxes	20,866	39,264	5,620
	4,750,386	4,500,733	1,279,394

Shareholders' Equity
Attributable to equity holders of the Company	685,981	(*) 936,667	184,752
Minority Interest	1,120,650	1,194,820	301,817
	1,806,631	2,131,487	486,569

	9,218,471	9,388,795	2,482,756

(*) Retrospective application of accounting policy for classification of leases of land

ELBIT IMAGING LTD.
CONSOLIDATED INCOME STATEMENTS

	Three months ended March 31		Year ended December 31	Three months ended March 31
	2010	2009	2009	2010
				Convenience
				translation
	(in thousand NIS)			US$'000
Revenues and gains
Commercial centers	20,041	20,103	85,466	5,398
Hotels operations and management	92,480	87,017	396,736	24,907
Sale of medical systems	8,238	8,561	61,683	2,219
Gain from changes of shareholding in subsidiaries	-	78,258	31,106	-
Sale of fashion merchandise and others	41,540	21,908	118,386	11,188
	162,299	215,847	693,377	43,712

Expenses and losses
Commercial centers	40,269	39,696	169,253	10,846
Hotels operations and management	81,091	83,468	353,229	21,840
Cost and expenses of medical systems operation	15,915	17,145	67,403	4,286
Cost of fashion merchandise and others	49,649	28,228	134,142	13,372
Research and development expenses	15,329	16,642	73,959	4,128
General and administrative expenses	18,460	17,593	66,153	4,972
Share in losses of associates, net	2,825	4,243	14,039	761
Financial expenses (income) , net	101,223	(22,618)	261,524	27,262
Impairments, charges and other expenses, net	7,738	7,172	260,225	2,084
	332,499	191,569	1,399,927	89,551

Income (loss) before income taxes	(170,200)	24,278	(706,550)	(45,839)
Income taxes (tax benefits)	104	13,841	(35,571)	29

Income (loss) from continuing operations	(170,305)	10,437	(670,979)	(45,868)
Profit from discontinued operation, net	-	(1,780)	16,550	-

Income (loss) for the period	(170,305)	8,657	(654,428)	(45,868)

Attributable to:
Equity holders of the Company	(135,618)	20,994	(533,269)	(36,526)
Minority interest	(34,686)	(12,337)	(121,159)	(9,342)
	(170,304)	8,657	(654,428)	(45,868)

ELBIT IMAGING LTD.
CONSOLIDATED COMPREHENSIVE INCOME STATEMENTS

	Three months ended March 31		Year ended December 31	Three months ended March 31
	2010	2009	2009	2010
				Convenience
				translation
	(in thousand NIS)			US$'000

Income (loss) for the period	(170,304)	8,657	(654,428)	(45,868)

Exchange differences arising from translation of foreign operations	(167,227)	179,811	89,638	(45,038)
Loss from cash flow hedge	(5,176)	(9,869)	(2,099)	(1,394)
Gain (loss) from available for sale investments	2,927	(7,550)	9,383	788
	(169,476)	162,392	96,922	(45,644)

Comprehensive income (loss)	(339,780)	171,049	(557,506)	(91,512)

Attributable to:
Equity holders of the Company	(238,983)	130,772	(466,459)	(64,365)
Minority interest	(100,797)	40,277	(91,047)	(27,147)
	(339,780)	171,049	(557,506)	(91,512)

ELBIT IMAGING LTD.
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

										Total amount
			Foreign currency		Avaialable	Stock base				attributable to equity holders		Total
	Share	Share	translation	Hedging	for sale	compensation	Retained	Gross	Treasury	of the	Minority	shareholders'
	Capital	premium	adjustments	reserves	reserve	reserve	earnings	Amount	stock	Company	Interest	equity
	(In thousand NIS)
Balance -

January 1, 2009	38,032	815,291	(304,370)	(37,122)	(4,081)	43,840	960,621	1,512,211	(138,519)	1,373,692	1,064,091	2,437,783
Effect of change in accounting policy for classification of leases of land							(3,800)	(3,800)		(3,800)		(3,800)
As restated	38,032	815,291	(304,370)	(37,122)	(4,081)	43,840	956,821	1,508,411	(138,519)	1,369,892	1,064,091	2,433,983

Comprehensive income (loss)	-	-	62,066	(2,099)	6,844	-	(533,270)	(466,459)	-	(466,459)	(91,047)	(557,506)
Stock based compensation expenses	-	-	-	-	-	13,957	-	13,957	-	13,957	36,622	50,579
Initialy consolidated subsidiary	-	-	-	-	-	-	-	-	-	-	5,993	5,993
Issuance of shares to the minority by a subsidiary	-	-	-	-	-	-	-	-	-	-	71,940	71,940
Exercise of shares by employees	6	701	-	-	-	(707)	-	-	-	-	-	-
Equity componenet of convertiable debentures	-	19,277	-	-	-	-	-	19,277	-	19,277	-	19,277
Purchase of the minority interest	-	-	-	-	-	-	-	-	-	-	107,221	107,221
December 31, 2009	38,038	835,269	(242,304)	(39,221)	2,763	57,090	423,551	1,075,186	(138,519)	936,667	1,194,820	2,131,487

Comprehensive income (loss)	-	-	(100,139)	(5,176)	1,950	-	(135,618)	(238,983)	-	(238,983)	(100,797)	(339,780)
Stock based compensation expenses	-	-	-	-	-	3,218	-	3,218	-	3,218	5,032	8,250
issuance of shares to the minority by a subsidiary	-	(14,921)	-	-	-	-	-	(14,921)	-	(14,921)	21,595	6,674
Exercise of shares by employees	13	1,998	-	-	-	(2,011)	-	-	-	-	-	-
March 31, 2010	38,051	822,346	(342,443)	(44,397)	4,713	58,297	287,933	824,500	(138,519)	685,981	1,120,650	1,806,631

ELBIT IMAGING LTD.
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

										Total amount
			Cumulative Foreign currency		Avaialable	Stock base				attributable to equity holders		Total
	Share	Share	translation	Hedging	for sale	compensation	Retained	Gross	Treasury	of the	Minority	shareholders'
	Capital	premium	adjustments	reserves	reserve	reserve	earnings	Amount	stock	Company	Interest	equity
	Convenience translation US$'000

December 31, 2009	10,245	224,958	(65,258)	(10,563)	744	15,376	114,073	289,575	(37,306)	252,269	321,793	574,062

Comprehensive income (loss)	-	-	(26,970)	(1,394)	525	-	(36,526)	(64,365)	-	(64,365)	(27,147)	(91,512)
Stock based compensation expenses	-	-	-	-	-	867	-	867	-	867	1,355	2,222
issuance of shares to the minority by a subsidiary	-	(4,019)	-	-	-	-	-	(4,019)	-	(4,019)	5,816	1,797
Exercise of shares by employees	3	539	-	-	-	(542)	-	-	-	-	-	-
March 31, 2010	10,248	221,478	(92,228)	(11,957)	1,269	15,701	77,547	222,058	(37,306)	184,752	301,817	486,569

About Elbit Imaging Ltd.

Elbit Imaging Ltd. operates in the following principal fields of business: (i) Commercial and Entertainment Centers - Initiation, construction, and sale of commercial and entertainment centers and other mixed-use real property projects, predominantly in the retail sector, located in Central and Eastern Europe and in India. In certain circumstances and depending on market conditions, Elbit may operate and manage a commercial and entertainment center prior to its sale; (ii) Hotels - Hotels operation and management, primarily in major European cities; (iii) Image Guided Treatment - Investments in the research and development, production and marketing of magnetic resonance imaging guided focused ultrasound treatment equipment; (iv) Residential Projects - Initiation, construction and sale of residential projects and other mixed-use real property projects, predominately residential, located primarily in India and in Eastern Europe; (v) Fashion Apparel - distribution and marketing of fashion apparel and accessories in Israel; and (vi) Other Activities - (a) venture capital investments; (b) investments in hospitals and farm and dairy plants in India, which are in preliminary stages; and (c) wholesale trade of home applications in India.

Any forward-looking statements in our releases include statements regarding the intent, belief or current expectations of Elbit Imaging Ltd. and our management about our business, financial condition, results of operations, and its relationship with its employees and the condition of our properties. Words such as “believe,” “expect,” “intend,” “estimate” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. Actual results may differ materially from those projected, expressed or implied in the forward-looking statements as a result of various factors including, without limitation, the factors set forth in our filings with the Securities and Exchange Commission including, without limitation, Item 3.D of our annual report on Form 20-F for the fiscal year ended December 31, 2009, under the caption “Risk Factors.” Any forward-looking statements contained in our releases speak only as of the date of such release, and we caution existing and prospective investors not to place undue reliance on such statements. Such forward-looking statements do not purport to be predictions of future events or circumstances, and therefore, there can be no assurance that any forward-looking statement contained our releases will prove to be accurate. We undertake no obligation to update or revise any forward-looking statements. All subsequent written or oral forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the cautionary statements set forth in our filings with the Securities and Exchange Commission including, without limitation, Item 3.D of our annual report on Form 20-F for the fiscal year ended December 31, 2009, under the caption “Risk Factors.”

For Further Information:

Company Contact:	Investor Contact:
Dudi Machluf	Mor Dagan
Chief Executive Officer (Co-CEO)	Investor Relations
Tel: +972-3-608-6024	Tel: +972-3-516-7620
dudim@elbitimaging.com	mor@km-ir.co.il

Elbit Imaging Ltd.
2 Weitzman Street, Tel Aviv 64239, Israel
Tel: +972-3-608-6000  Fax: +972-3-608-6054